

June 6, 2014

Via E-mail
Joseph Wade
SouthCorp Capital, Inc.
205 Ave. Del Mar #984
San Clemente, CA 92674

> **Re: SouthCorp Capital, Inc.**
> **Form 10-12G**
> **Filed May 13, 2014**
> **File No. 000-21155**

Dear Mr. Wade:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In such event, please incorporate your responses to our comments in your periodic reports, as applicable.

Item 1. Business, page 2

General Information, page 2

2.   Please revise your disclosure to provide more detail regarding your predecessors, including Pharmaceutical Laboratories, Inc., Southcorp Capital, Inc., and Skyline Holdings, Inc. Please also include more detail regarding the terms and conditions of your reverse merger with Skyline Holdings, Inc. Please identify the officer(s) and majority shareholder(s) of Southcorp Capital, Inc. immediately prior to the reverse merger, and clarify here Mr. Wade's involvement with Skyline Holdings, Inc. prior to the merger. Please tell us why you have not filed the merger agreement as an exhibit to the registration statement.

Business of Registrant, page 2

3.   We note your disclosure on page 2 that you intend to acquire single-family and multi-family properties, and resell the properties after renovating them. We also note your disclosure on page 17 that you intend to generate revenues from the rental income from your houses. Please reconcile these disclosures.

4.   Please revise your disclosure to explain in more detail how you intend to identify Acquisition properties that are "undervalued and/or in need of some repairs" in places such as Indiana and Las Vegas, given that your officers are located in California.

5.   We note your disclosure on page 2 that you seek to acquire properties in "markets where demographics support need for senior living and healthcare related facilities." Please explain why this criterion is important to your business plan. If you intend to purchase senior living and healthcare related properties, please discuss your plans in more detail.

6.   Please revise your disclosure in this section to discuss your current portfolio of properties, per your disclosure on page 15. Please clarify for each property the renovations you are performing and the expected timelines for both completing the renovations and reselling the properties.

7.   Please explain your burn rate of $7,500 to $10,000 per month when you have only incurred approximately $2,500 in expenses through April 30, 2014.

8.   We note your disclosure on page 3 indicating that you expect "to require the additional funding in September 2014." We also note your disclosure on page 15 that you expect "to require the additional funding in July 2014." Please reconcile.

Item 1A. Risk Factors, page 5

9.   We note your disclosure on page 2 that your common stock trades on the OTC Market Pink Sheets. We also note that OTC Markets Group Inc. has discontinued displaying quotes for your common stock on otcmarkets.com and has labeled your

common stock "Caveat Emptor (Buyer Beware)." Please add related risk factor disclosure.

10.   Please add risk factor disclosure to address risks associated with your concentrated investment type (i.e., single family), as well as any risks associated with the fact that your board has not adopted policies or procedures regarding transactions with related persons, which you discuss on page 25.

11.   Please include a risk factor to discuss, if true, that Mr. Wade has no experience running a public company.

12.   Please include a risk factor addressing the determination that your disclosure controls and procedures are not effective, per your disclosure on page 24.

13.   Please include a risk factor to discuss that your two officers devote only some of their time to your business, and if true, that conflicts of interest between you and your officers may arise from their duties to other business entities.

The Company is dependent on key personnel . . ., page 6

14.   We note your disclosure on page 6 that you are dependent upon your three officers/directors. However, Mr. Wade and Ms. Livacich appear to be your only officers and directors. Please revise or advise.

The Company's dividends policy may be terminated at any time . . ., page 6

15.   We note your risk factor disclosure on page 6 stating that your board of directors may cease paying dividends in the future. Since you have not paid dividends, please remove this risk factor.

We may not realize sufficient proceeds from this offering . . ., page 9

16.   We note that three of your risk factors on page 9 reference an offering of your common shares. Please note that this Form 10 registration statement does not register an offering of securities. Accordingly, please remove these risk factors.

If we sell properties by providing financing . . ., page 12

17.   We note your disclosure on page 12 that you do not own any properties. Please reconcile this with your disclosure on page 15 regarding your portfolio of properties.

Management's Discussion and Analysis and Results of Operations, page 13

Summary Risk Factors, page 14

18.   Please consider relocating your summary risk factors from page 14 to earlier in the document so that they precede the risk factors section.

Our Portfolio, page 15

19.   We note from your disclosure on page 15 that you own a commercial property in Berne, Indiana. Please explain why you own this property and how your ownership is consistent with your stated business purpose of acquiring single-family and multi-family properties.

20.   Please identify the mortgaged property in your portfolio, per your disclosure on page F-10. Please also disclose here that you acquired these properties with borrowed funds from one of your officers, per your disclosure on page F-9. Please identify which officer gave you this loan. Refer to Item 102 of Regulation S-K.

21.   We note your disclosure on page 16 that after acquiring and selling twenty to thirty properties, you intend to build mobile home parks. Please disclose your experience with building mobile home parks and add risk factor disclosure, as applicable.

Timing Needs for Funding, page 16

22.   Currently, it is unclear how much total capital you will need until December 2014. For example, we note your disclosure that the $200,000 you anticipate needing to expand operations to Las Vegas includes "$40,000 for the renovations of the Company's current [Indiana] properties," and that the renovations cost is also included in the burn rate. Please revise to more clearly present your anticipated capital needs.

23.   Refer to the third paragraph in this section. Please disclose here or elsewhere, as appropriate, how and when you will determine your monthly revenue.

24.   We note your disclosure on page 16 that you expect to raise $200,000 "from this S-1" to begin acquiring properties in Las Vegas.   Please note that this Form 10 registration statement does not register an offering of securities. Please revise.

25.   In the first paragraph under Phase II, you refer to "the 6-10 properties." Please clarify whether you have already identified these properties. If not, please explain how you determined renovation costs. Please confirm that these properties are different than the Las Vegas properties discussed in Phase I.

Item 3. Properties

26.   Please disclose whether you incur fees for this space.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 21

27.   Please clarify how you determined the "Total Voting Power" column on page 21.

28.   We note your disclosure that Mr. Wade "does not own any shares in his own
        name other than those indirectly owned through WM Investments." Please clarify how
        many shares Mr. Wade owns indirectly through WM Investments, and please explain the
        relationship between Mr. Wade, WB Partners, and WM Investments.

Item 5. Directors and Executive Officers, page 21

29.   Please revise your disclosure to clarify Mr. Wade's principal occupations and
        places of employment during the past five years. Please also revise your disclosure to
        provide more detail concerning the principal business of Embarr Downs, Inc., and the
        amount of time Mr. Wade commits to his duties as CEO for the company. Refer to Item
        401(e) of Regulation S-K.

Lori Livacich, Vice-President, page 22

30.   Please revise your disclosure to clarify Ms. Livacich's principal occupations and
        places of employment during the past five years. Refer to Item 401(e) of Regulation S-K.

Controls and Procedures, page 24

31.   We note your disclosure on page 24 that you do not consider the listed reasons for
        having ineffective controls and procedures to be material weaknesses. Please explain
        how you reached this conclusion.

Director Independence, page 25

32.   We note your disclosure on page 25 that you have no independent directors, as
        well as your disclosure on page 22 that you plan to start searching for independent board
        members in the next six months. Please disclose the definition of independence you will
        use in evaluating candidates. Refer to Item 407(a)(1) of Regulation S-K.

Related Party Transactions, page 26

33.   We note your disclosure on page 26 that you borrowed $54,938 from your officer
        and shareholder. Please identify which officer lent you this money, the terms of the loan,
        and whether there is any amount accrued on the loan.

Item 11. Description of Registrant's Securities to be Registered, page 28

34.   Please clarify here that you are only registering your common stock pursuant to

this Form 10 registration statement, and that you are not registering your Series C Preferred Stock, or advise.

Statements of Cash Flows, page F-5

35.   We note your disclosure on page F-9 that you borrowed $54,938 from an officer for the purchase of your properties, but we also note that there is no cash inflow on your statements of cash flows and that the properties were purchased before the reverse merger date. Please clarify when and how the purchase of the properties took place, and revise in your next filing.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-6

36.   We note that you have disclosed that revenue earning activities are recognized upon claiming the purse winnings. Please tell us why you have included this disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or Angela McHale, Attorney-Advisor, at (202) 551-3402 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Accounting Branch Chief